UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 3, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒         Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A., (BM&FBOVESPA: FIBR3 | NYSE:FBR) (“Fibria” or “Company”),  announces the conclusion, on December 30, 2013, via signature of the First Amendment to the Share Purchase Agreement and Other Covenants, executed by the Company and Parkia Participações S.A., in the transaction for the sale of certain land assets located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for the total potential value of R$ 1.650.098.704,00 (one billion, six hundred and fifty million, ninety-eight thousand seven hundred and four reais), subject of the Material Fact, disclosed on November 17, 2013.

The Company informs that the total area subject of the transaction was adjusted to 205.722 hectares of gross area and, accordingly announced in the Material Fact, the parties signed, on the same date, Forestry Partnership Agreements for a period of 24 years in these areas.

Regarding the total potential value of the transaction, Fibria:

•                  Received, on December 30, 2013, the amount of R$ 500.000.000 (five hundred million reais) as down payment, in return to the transfer of the totality shares of the companies incorporated to formalize the transaction (NEWCOS).

•                  Will receive the amount of R$ 902.583.898,40 (nine hundred and two million, five hundred and eighty-three thousand, eight hundred and ninety-eight reais and forty cents) after the fulfillment of certain obligations and legal registers, to be performed by the Company. The Company expects to receive the totality of this installment during the month of January, 2014.

•                  May receive an additional amount of R$ 247.514.805,60 (two hundred and forty-seven million, five hundred and fourteen thousand, eight hundred and five reais and sixty cents) totaling the potential amount of R$ 1.650.098.704,00 (one billion, six hundred and fifty million, ninety-eight thousand seven hundred and four reais), which is conditioned upon land appreciation during a period of 21 years, and if will be due, shall be paid in 3 (three) installments, in the 7th, 14th and 21st years from the closing date.

We reiterate that this transaction is in line with the Company’s strategy to strengthen its capital structure and will position FIBRIA for a new growth cycle

São Paulo, January 3rd, 2014.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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